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                            February 2, 2021

       Bradley J. Nattrass
       Chief Executive Officer
       urban-gro, Inc.
       1751 Panorama Point, Unit G
       Lafayette, CO 80026

                                                        Re: urban-gro, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed January 25,
2021
                                                            File No. 333-250120
                                                            Correspondence
filed February 1, 2021

       Dear Mr. Nattrass:

               We have limited our review of your registration statement and related correspondence to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Risk Factors
       We have historically been dependent on a small number of clients for a substantial portion of our annual revenue, page 11

   1. You disclose in your risk factors that you have historically been dependent on a small number of customers for
a substantial portion of your revenue. You also disclose in the notes to your financial
statements that during the nine months ended September 30, 2020, one client represented
26% of total revenue and during the three months ended September
                                                        30, 2020, one client
represented 51% of total revenue. At September 30, 2020 one client represented 26% of
total outstanding receivables. Clarify whether this revenue reflects product or service
revenue or both and whether you expect such revenues to be recurring
 Bradley J. Nattrass
FirstName  LastNameBradley J. Nattrass
urban-gro, Inc.
Comapany2,Nameurban-gro,
February    2021         Inc.
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         in the future.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

2. You quantify the amount of increase and decrease, as applicable, in product and service sales for each period discussed, however, you do not quantify the amount attributable to each overall in this section. Please revise your disclosure here to clarify.
3. Where you discuss increases in revenues, please revise to state why. Given that you have historically attributed part of this increase to the general growth of the cannabis industry in North America, such as in your annual report on Form 10-K for the period ending
         December 31, 2019, please continue to state as much, as applicable. Business
Strategic Vendor Relationships with Premier Manufacturers, page 38

4. We note your discussion of certain strategic vendor partnerships with premier manufacturers. However, you also discuss certain trademark and patent protection for products you design and/or manufacture. Explain how the products you design and/or manufacture are marketed and used in your business, with a view to understanding how they contribute to your revenues and business model.
European Expansion, page 42

5.       We note your disclosure that    While North America presents the
dominant opportunity
         currently for commercial indoor cultivation, the European plant-based medicines market is projected to become the largest market over the next 10 years. In fact, according to New
         Frontier Data (August 2020), the total EU annual spending on plant-based medicines is
         expected to rise from    8.3 billion in 2020 to    13.6 billion by
2025.    Please tell us how
         this statement is consistent with your statement and disclosure that the company is shifting
         its focus away from the cannabis and    plant-based medicines
industry and why it is
         appropriate to discuss this as an addressable market.
Correspondence filed February 1, 2021

Risk Factors
We do not know for certain how much of our revenues to date have been generated from clients in the cannabis industry..., page 10

6.       In your proposed S-1 disclosure, you state that you    do not know for
certain how much of
         [y]our revenues to date have been generated from clients in the cannabis industry, but
         [you] are certain some of [y]our clients are in the cannabis industry,
   that an    unknown
         but substantial portion of all [y]our revenues to date have been generated from clients in
         the cannabis industry,    and that    historically, a large number of
[y]our clients were
         cannabis producers, and [you] still do substantial work for those clients, but [you] have
 Bradley J. Nattrass
urban-gro, Inc.
February 2, 2021
Page 3
         shifted [y]our focus to non-cannabis crops as you seek to address a broader market.
         Given your historical ability to provide some specificity around your cannabis client base and related revenues, and, as recently as August 2020, you stated that substantially all of your revenues to date had been generated from customers in the cannabis industry, please provide more precision around the revenues you generate from your cannabis client base or tell us why you are unable to do so.
Business
Regulation, page 47

7. Your proposed S-1 disclosure and your current S-1 states that you primarily market and sell your solutions in the United States and Canada, you formed urban-gro Canada
         Technologies, Inc., a wholly owned Canadian subsidiary, for all of your Canadian sales operations, you have registered trademarks in Canada, and you pay income taxes in
         Canada. Given that you appear to have significant operations in Canada and have, as recently as June 2020, acknowledged the materiality of Canadian cannabis regulations to your business, please include comparable disclosure in your S-1, or provide your analysis for why such disclosure is no longer material.
General

8. Please revise your disclosure to clearly explain the difference between controlled
       environment agriculture (   CEA   ), indoor cultivation, commercial
cultivators, and
       cannabis producers, and use the terms consistently throughout. For example, you use the term CEA when discussing your historical operating activities, which we understand to be almost entirely in service of the cannabis industry. You also use the term to discuss the market expansion that you suggest is aimed beyond the cannabis industry:
   While we will
       continue to provide our solutions to the plant-based medicine market that has been our strength, we believe that the CEA market will represent a more significant and increasing
FirstName LastNameBradley J. Nattrass
       share of our revenue and be a significant factor in our organic growth moving forward.
Comapany
       As aNameurban-gro,       Inc.how to interpret your references to CEA in
the context of your
             result, it is unclear
       historical
February  2, 2021and
                   Page future
                           3 operations.
FirstName LastName
 Bradley J. Nattrass
FirstName  LastNameBradley J. Nattrass
urban-gro, Inc.
Comapany2,Nameurban-gro,
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February
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Michael Bradshaw, Esq.